July 13, 2020

VIA CORRESPONDENCE

Stephen Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Opera Limited Form 20-F for the Fiscal Year Ended December 31, 2019 Filed April 30, 2020 File No. 001-38588

Dear Mr. Krikorian and Mr. Rohn:

Opera Limited (the “Company”) has received the letter dated July 9, 2020 from the staff of the Securities and Exchange Commission regarding its annual report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”). As communicated over the phone to Mr. Rohn, the Company needs additional time to prepare its response due to July being the primary vacation month in Norway where the Company is headquartered. As such, the Company hereby requests an extension of the response deadline to August 15, 2020.

If you have any additional questions or comments regarding the 2019 Form 20-F, please contact the undersigned at +47 9756 6930, or our U.S. counsel Ben James at Kirkland & Ellis, at +852 3761 3412.

Very truly yours,

By:	/s/ Frode Jacobsen
Name:	Frode Jacobsen
Title:	Chief Financial Officer